Exhibit 99.1

Appendix 3B New issue announcement Rule 2.7, 3.10.3, 3.10.4, 3.10.5 Appendix 3B New issue announcement, application for quotation of additional securities and agreement Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public. Introduced 01/07/96 Origin: Appendix 5 Amended 01/07/98, 01/09/99, 01/07/00, 30/09/01, 11/03/02, 01/01/03, 24/10/05, 01/08/12 Name of entity ABN We (the entity) give ASX the following information. Part 1 - All issues You must complete the relevant sections (attach sheets if there is not enough space). +Class of +securities issued or to be issued 1 Number of +securities issued or to be issued (if known) or maximum number which may be issued 2 Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) 3 + See chapter 19 for defined terms. 01/08/2012 ACTIVE 43333674v1 Appendix 3B Page 1 Fully paid ordinary shares issued at $0.00676 per share 72,596,869 Fully paid ordinary shares 17 009 212 238 GENETIC TECHNOLOGIES LIMITED

Appendix 3B New issue announcement Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? 4 If the additional securities do not rank equally, please state: x x the date from which they do the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment x 5 Issue price or consideration 6 Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets) Is the entity an +eligible entity that has obtained security holder approval under rule 7.1A? 6a If Yes, complete sections 6b – 6h in relation to the +securities the subject of this Appendix 3B, and comply with section 6i 6b The date the security holder resolution under rule 7.1A was passed Number of +securities issued without security holder approval under rule 7.1 6c Number of +securities issued with security holder approval under rule 7.1A 6d Number of +securities issued with security holder approval under rule 7.3, or another specific security holder approval (specify date of meeting) 6e 6f Number of securities issued under an exception in rule 7.2 + See chapter 19 for defined terms. Appendix 3B Page 2 ACTIVE 43333674v1 01/08/2012 Nil Not applicable 72,596,869 fully paid ordinary shares Not applicable 29 November 2018 Yes The drawdown of funds pursuant to a placement request submitted to Kentgrove Capital Growth Fund under the Equity Placement Facility, details of which were announced to the market on 8 August 2018 Issue price of $0.00676 per share Yes

Appendix 3B
New issue announcement

6g	If securities issued under rule 7.1A, was issue price at least 75% of 15 day VWAP as calculated under rule 7.1A.3? Include the issue date and both values. Include the source of the VWAP calculation.	Issue price of $0.00676 per share is greater than 75% of the 15 day VWAP of $0.00694 as calculated under Listing Rule 7.1A.3. The shares were issued on 6 May 2019. The source data for the VWAP calculation was obtained from IRESS.
6h	If securities were issued under rule 7.1A for non-cash consideration, state date on which valuation of consideration was released to ASX Market Announcements	Not applicable
6i	Calculate the entity's remaining issue capacity under rule 7.1 and rule 7.1A – complete Annexure 1 and release to ASX Market Announcements	7.1: 187,784,273 7.1A: 191,814,713
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	6 May 2019

8 Number and +class of all +securities quoted on ASX (*including* the securities in section 2 if applicable)

Number	+Class
2,716,712,693	Ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in section 2 if applicable)

Number	+Class
5,000,000	Options at $0.02, exp. 24/11/20 (GTGAD)
5,000,000	Options at $0.02, exp. 31/3/21 (GTGAD)
10,500,000	Options at $0.01, exp. 16/2/22 (GTGAD)
12,500,000	Options at $0.0153, exp. 8 August 2021
15,500,000	Options at $0.01, exp. 11/12/21
26,250,000	Class A - Performance Rights at $0 , exp. 11/12/21
25,000,000	Class B - Performance Rights at $0 , exp. 11/12/21
25,000,000	Class C - Performance Rights at $0 , exp. 11/12/21

+ See chapter 19 for defined terms.

01/08/2012
ACTIVE 43333674v1
Appendix 3B Page 3

Appendix 3B New issue announcement 10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) Part 2 - Bonus issue or pro rata issue 11 Is security holder approval required? 12 Is the issue renounceable or non-renounceable? Ratio in which the +securities will be offered 13 14 +Class of +securities to which the offer relates +Record date to determine entitlements 15 16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? 17 Policy for deciding entitlements in relation to fractions 18 Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7. 19 Closing date for receipt of acceptances or renunciations 20 Names of any underwriters 21 Amount of any underwriting fee or commission 22 Names of any brokers to the issue 23 Fee or commission payable to the broker to the issue 24 Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders + See chapter 19 for defined terms. Appendix 3B Page 4 ACTIVE 43333674v1 01/08/2012 Not applicable

Appendix 3B New issue announcement If the issue is contingent on +security holders’ approval, the date of the meeting 25 26 Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled 27 If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders 28 Date rights trading will begin (if applicable) 29 Date rights trading will end (if applicable) How do +security holders sell their entitlements in full through a broker? 30 How do +security holders sell part of their entitlements through a broker and accept for the balance? 31 How do +security holders dispose of their entitlements (except by sale through a broker)? 32 +Despatch date 33 Part 3 - Quotation of securities You need only complete this section if you are applying for quotation of securities 34 Type of securities (tick one) (a) Securities described in Part 1 (b) All other securities Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities Entities that have ticked box 34(a) Additional securities forming a new class of securities Tick to indicate you are providing the information or documents 35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by + See chapter 19 for defined terms. 01/08/2012 ACTIVE 43333674v1 Appendix 3B Page 5

Appendix 3B New issue announcement those holders If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories 1 - 1,000 1,001 - 5,000 5,001 - 10,000 10,001 - 100,000 100,001 and over 36 A copy of any trust deed for the additional +securities 37 Entities that have ticked box 34(b) Number of securities for which +quotation is sought 38 39 Class of +securities for which quotation is sought 40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: x x the date from which they do the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment x 41 Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security) 42 Number and +class of all +securities quoted on ASX (including the securities in clause 38) + See chapter 19 for defined terms. Appendix 3B Page 6 ACTIVE 43333674v1 01/08/2012 Number +Class

Appendix 3B New issue announcement Quotation agreement 1 +Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides. 2 We warrant the following to ASX. x The issue of the +securities to be quoted complies with the law and is not for an illegal purpose. x There is no reason why those +securities should not be granted +quotation. An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act. Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty x x Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted. x If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted. 3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement. 4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete. Sign here: Date: 06 May 2019 Company Secretary Print name: Paul Viney == == == == == + See chapter 19 for defined terms. 01/08/2012 ACTIVE 43333674v1 Appendix 3B Page 7

Appendix 3B New issue announcement Appendix 3B – Annexure 1 Calculation of placement capacity under rule 7.1 and rule 7.1A for +eligible entities Introduced 01/08/12 Part 1 + See chapter 19 for defined terms. Appendix 3B Page 8 ACTIVE 43333674v1 01/08/2012 Rule 7.1 – Issues exceeding 15% of capital Step 1: Calculate “A”, the base figure from which the placement capacity is calculated Insert number of fully paid ordinary securities on issue 12 months before date of issue or agreement to issue 2,435,282,724 Add the following: •Number of fully paid ordinary securities issued in that 12 month period under an exception in rule 7.2 •Number of fully paid ordinary securities issued in that 12 month period with shareholder approval •Number of partly paid ordinary securities that became fully paid in that 12 month period Note: •Include only ordinary securities here – other classes of equity securities cannot be added •Include here (if applicable) the securities the subject of the Appendix 3B to which this form is annexed •It may be useful to set out issues of securities on different dates as separate line items 208,833,100 Subtract the number of fully paid ordinary securities cancelled during that 12 month period “A” 2,644,115,824 Step 2: Calculate 15% of “A” “B” 0.15 [Note: this value cannot be changed] Multiply “A” by 0.15 396,617,373

Appendix 3B New issue announcement + See chapter 19 for defined terms. 01/08/2012 ACTIVE 43333674v1 Appendix 3B Page 9 Step 3: Calculate “C”, the amount of placement capacity under rule 7.1 that has already been used Insert number of equity securities issued or agreed to be issued in that 12 month period not counting those issued: •Under an exception in rule 7.2 •Under rule 7.1A •With security holder approval under rule 7.1 or rule 7.4 Note: •This applies to equity securities, unless specifically excluded – not just ordinary securities •Include here (if applicable) the securities the subject of the Appendix 3B to which this form is annexed •It may be useful to set out issues of securities on different dates as separate line items 108,833,100 fully paid ordinary shares issued on 8 August 2018 100,000,000 fully paid ordinary shares issued on 24 October 2018 “C” 208,833,100 Step 4: Subtract “C” from [“A” x “B”] to calculate remaining placement capacity under rule 7.1 “A” x 0.15 Note: number must be same as shown in Step 2 396,617,373 Subtract “C” Note: number must be same as shown in Step 3 208,833,100 Total [“A” x 0.15] – “C” 187,784,273 [Note: this is the remaining placement capacity under rule 7.1]

Appendix 3B New issue announcement Part 2 + See chapter 19 for defined terms. Appendix 3B Page 10 ACTIVE 43333674v1 01/08/2012 Rule 7.1A – Additional placement capacity for eligible entities Step 1: Calculate “A”, the base figure from which the placement capacity is calculated “A” Note: number must be same as shown in Step 1 of Part 1 2,644,115,824 Step 2: Calculate 10% of “A” “D” 0.10 Note: this value cannot be changed Multiply “A” by 0.10 264,411,582 Step 3: Calculate “E”, the amount of placement capacity under rule 7.1A that has already been used Insert number of equity securities issued or agreed to be issued in that 12 month period under rule 7.1A Notes: •This applies to equity securities – not just ordinary securities •Include here – if applicable – the securities the subject of the Appendix 3B to which this form is annexed •Do not include equity securities issued under rule 7.1 (they must be dealt with in Part 1), or for which specific security holder approval has been obtained • It may be useful to set out issues of securities on different dates as separate line items 72,596,869 fully paid ordinary shares issued on 6 May 2019 (the subject of this Appendix 3B) “E” 72,596,869

Appendix 3B New issue announcement + See chapter 19 for defined terms. 01/08/2012 ACTIVE 43333674v1 Appendix 3B Page 11 Step 4: Subtract “E” from [“A” x “D”] to calculate remaining placement capacity under rule 7.1A “A” x 0.10 Note: number must be same as shown in Step 2 264,411,582 Subtract “E” Note: number must be same as shown in Step 3 72,596,869 Total [“A” x 0.10] – “E” 191,814,713 Note: this is the remaining placement capacity under rule 7.1A